SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         Schedule 13D**

            Under the Securities Exchange Act of 1934
                       (Amendment No. )*

                Universal Health Services, Inc.
                        (Name of Issuer)

        Class B Common Stock, Par Value $0.01 per Share
                 (Title of Class of Securities)

                            913903100
                         (Cusip Number)

                        W. Robert Cotham
                   201 Main Street, Suite 2600
                     Fort Worth, Texas 76102
                         (817) 390-8400
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        October 21, 1994
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 987,100 shares, which constitutes approximately 7.6% of the 13,062,174 shares that the Issuer reported to be outstanding in its most recent quarterly or annual report filed with the Securities and Exchange Commission pursuant to the Act.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 391,700(1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 391,700(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     391,700 (1)


12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 3.0%


14.  Type of Reporting Person: 00 - Trust

- ----------
(1)  Power is exercised through one of its Trustors and its sole
     Trustee, Perry R. Bass.

1.   Name of Reporting Person:

     Perry R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 391,700(1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 391,700(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     391,700(1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 3.0%


14.  Type of Reporting Person: IN

- ----------
(1)  Solely in his capacities as sole Trustee and as one of two
     Trustors of The Bass Management Trust.

1.   Name of Reporting Person:

     Nancy L. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     391,700(1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 3.0%


14.  Type of Reporting Person: IN

- ----------
(1)  Solely in her capacity as one of two Trustors of The Bass
     Management Trust.

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds:  00 - Trust Funds

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 491,485 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 491,485 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     491,485 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 3.8%


14.  Type of Reporting Person: 00 - Trust

- ----------
(1)  Power is exercised through one of its Trustees and its sole
     Trustor, Sid R. Bass.

1.   Name of Reporting Person:

     Sid R. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds:  Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization:  USA


              7.   Sole Voting Power: 491,485 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 491,485 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     491,485 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /


13.  Percent of Class Represented by Amount in Row (11): 3.8%


14.  Type of Reporting Person: IN

- ----------
(1)  Solely in his capacity as a Trustee of the Sid R. Bass
     Management Trust and by virtue of his ability to revoke same.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds:  PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization:  USA


              7.   Sole Voting Power: 103,915
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 103,915
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     103,915

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /


13.  Percent of Class Represented by Amount in Row (11): .8%


14.  Type of Reporting Person: IN

Item 1.   SECURITY AND ISSUER.

     This statement relates to shares of Class B Common Stock, par value $0.01 per share (the "Stock"), of Universal Health Services, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 367 South Gulph Road, King of Prussia, Pennsylvania 19406.

Item 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this
Schedule 13D Statement on behalf of The Bass Management Trust ("BMT"), Perry R. Bass ("PRB"), Nancy L. Bass ("NLB"), Sid R. Bass ("SRB") and Lee M. Bass ("LMB"). BMT, PRB, NLB, SRBMT, SRB and LMB are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b) -(c)

     BMT

     BMT is a revocable grantor trust established pursuant to the Texas Trust Act. The principal business address of BMT, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. PRB is one of the Trustors and the sole Trustee of BMT.

     PRB

     PRB's business address is 201 Main Street, Suite 2700, Fort
Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Perry R.
Bass, Inc. ("PRB, Inc.").

     PRB, Inc. is a Texas corporation, the principal business of which is ranching and the exploration for and production of hydrocarbons. The principal business address of PRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     NLB

     NLB's residence address is 45 Westover Road, Fort Worth, Texas

76107, and she is not presently employed. NLB is the other Trustor of BMT.

     SRBMT

     SRBMT is a revocable trust existing under the laws of the State of Texas. The address of SRBMT is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to
Schedule 13D of the Act, information with respect to SRB, a Trustee of SRBMT, is set forth below. Information with respect to PRB and LMB, the other Trustees of SRBMT, is set forth above.

     SRB

     SRB's principal occupation or employment is serving as the President of Sid R. Bass, Inc. ("SRB, Inc."). SRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     SRB, Inc. is a Texas corporation, the principal businesses of which are the ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ["BEPCO"]), the ownership and operation of gas processing plants (through various partnerships), farming, investing in marketable securities and real estate investment and development. The principal business address of SRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     BEPCO is a Texas corporation. BEPCO's principal business is oil exploration and drilling and producing hydrocarbons. The principal address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     LMB

     LMB's principal occupation or employment is serving as President of Lee M. Bass, Inc. ("LMB, Inc."). LMB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     LMB, Inc. is a Texas corporation. LMB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of LMB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     (d)

     None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)

     None of the entities or persons identified in this Item 2 has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)

     All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of the funds used by the Reporting
Persons to purchase shares of the Stock are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     BMT             Trust Funds(1)         $33,618,465.20(2)

     PRB             Not Applicable         Not Applicable

     NLB             Not Applicable         Not Applicable

     SRBMT           Trust Funds (1)        $12,560,850.92 (3)

     SRB             Not Applicable         Not Applicable

     LMB             Personal Funds (4)     $13,963,471.20 (4)

    (1) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

    (2) This figure represents the total amount expended by BMT for all purchases of shares of the Stock, without subtracting sales. Therefore, such figure does not accurately reflect BMT's current net investment in shares of the Stock. BMT has recouped through sales its entire investment in shares of the Stock.

    (3) This figure represents the total amount expended by SRBMT for all purchases of shares of the Stock, without subtracting sales. Therefore, such figure does not accurately reflect SRBMT's current net investment in shares of the Stock. SRBMT's current net investment in shares of the Stock is $10,277,966.22.

    (4) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

    (5) This figure represents the total amount expended by LMB for all purchases of shares of the Stock, without subtracting sales. Therefore, such figure does not accurately reflect LMB's current net investment in shares of the Stock. LMB's current net investment in shares of the Stock is $1,422,394.26.

Item 4.  PURPOSE OF TRANSACTION.

    The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had, and expect to continue to have, discussions with management of the Issuer concerning various operational and financial issues.

    Depending on market conditions and other factors that each Reporting Person may deem material to its investment decision, such Reporting Person may purchase additional shares of the Stock in open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire.

    Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that related to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a)

    BMT

    The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 391,700, which constitutes approximately 3.0% of the outstanding shares of the Stock.

    PRB

    Because of his positions as Trustee and a Trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 391,700 shares of the Stock, which constitutes approximately 3.0% of the outstanding shares of the Stock.

    NLB

    Because of her position as a Trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 391,700 shares of the Stock, which constitutes approximately 3.0% of the outstanding shares of the Stock.

    SRBMT

    The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 491,485, which constitutes approximately 3.8% of the outstanding shares of the Stock.

    SRB

    Because of his position as a Trustee of SRBMT and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 491,485 shares of the Stock, which constitutes approximately 3.8% of the outstanding shares of the Stock.

    LMB

    The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 under the Act, is 103,915, which constitutes approximately 0.8% of the outstanding shares of the Stock.

    To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item
2 herein is the beneficial owner of any shares of the Stock.

    (b)

    BMT

    Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 391,700 shares of the Stock.

    PRB

    In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 391,700 shares of the Stock.

    NLB

    NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

    SRBMT

    Acting through SRB, one of its Trustees, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 491,485 shares of the Stock.

    SRB

    As a Trustee and Trustor of SRBMT, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 491,485 shares of the Stock.

    LMB

    LMB has the sole power to vote or direct the vote and to dispose or to direct the disposition of 103,915 shares of the stock.

    (c) During the past sixty (60) days, the Reporting Persons have purchased and sold shares of the Stock in open market transactions on the New York Stock Exchange, as follows:

    REPORTING              NO. OF SHARES PURCHASED (P) PRICE PER
    PERSON        DATE           OR SOLD (S)            SHARE

    SRBMT       09/08/94            500 (P)         $   29.53
    BMT         09/09/94          7,300 (S)         $   29.44
    SRBMT       09/09/94          8,500 (S)         $   29.44
    BMT         09/28/94            500 (P)         $   28.23
    SRBMT       09/28/94            500 (P)         $   28.23
    BMT         09/30/94          1,000 (P)         $   28.44
    SRBMT       09/30/94          1,000 (P)         $   28.44
    BMT         10/12/94            400 (P)         $   27.65
    SRBMT       10/12/94            500 (P)         $   27.65
    LMB         10/12/94            100 (P)         $   27.65
    BMT         10/21/94        120,000 (P)         $   25.81
    SRBMT       10/21/94        152,100 (P)         $   25.81
    LMB         10/21/94         32,000 (P)         $   25.81
    BMT         10/24/94          7,940 (P)         $   25.56
    BMT         10/24/94          9,560 (P)         $   25.06
    SRBMT       10/24/94          9,980 (P)         $   25.56
    SRBMT       10/24/94         12,030 (P)         $   25.06
    LMB         10/24/94          2,080 (P)         $   25.56
    BMT         10/24/94          2,510 (P)         $   25.06

    Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past sixty (60) days.

    (d)

    Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

    (e)

    It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding shares of the Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Reporting Persons.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    DATED:     October 26, 1994

                            /s/ W. R. Cotham
                            W. R. Cotham,
                            Attorney-in-Fact for:

                            THE BASS MANAGEMENT TRUST (1)
                            PERRY R. BASS (2)
                            NANCY L. BASS (3)
                            SID R. BASS MANAGEMENT
                              TRUST (4)
                            SID R. BASS (5)
                            LEE M. BASS (6)

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1             Agreement pursuant to Rule
                   13d-1(f)(1)(iii), filed herewith